UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 28, 2009
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: August 28, 2009

By:
/s/ Tobias Guldimann
Tobias Guldimann
Chief Risk Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer

CREDIT SUISSE

Basel II
Pillar 3 – disclosures
6M 09

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group”, “Credit Suisse”, “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “-” indicates not meaningful or not applicable.

1. Introduction
2. Capital
3. Risk exposure and assessment
4. Credit risk
5. Securitization risk
6. Market risk
7. Operational risk
8. Equity securities in the banking book
9. Interest rate risk in the banking book
List of abbreviations

1. Introduction
The purpose of this Pillar 3 report is to provide updated information as of June 30, 2009 on our implementation of the Basel II framework and risk assessment processes in accordance with the Pillar 3 requirements. This document should be read in conjunction with the Credit Suisse Annual Report 2008 and the 2Q09 Financial Report, which include important information on regulatory capital and risk management (specific references have been made herein to those documents). Since January 1, 2008, Credit Suisse has operated under the international capital adequacy standards set forth by the Basel Committee on Banking Supervision, known as Basel II, as implemented by FINMA (Swiss Financial Market Supervisory Authority).

In certain cases, the Pillar 3 disclosures differ from the way we manage our risks for internal management purposes and disclose them in the Annual Report. For further information regarding the way that we manage risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 112 to 133) in the Credit Suisse Annual Report 2008.

As foreseen under the Basel II framework, this report excludes analysis of changes in disclosure balances since December 31, 2008, however analysis of such year-on-year movements will be included in our Pillar 3 report as of December 31, 2009.

Certain reclassifications have been made to prior periods to conform to the current period’s presentation.
Scope of application
The highest consolidated entity in the Group to which Basel II applies is Credit Suisse Group. For further information on regulation, refer to I – Information on the company – Regulation and supervision (pages 35 to 38) and to III – Treasury, Risk, Balance sheet and Off-balance sheet (pages 96 to 133) in the Credit Suisse Annual Report 2008.

Principles of consolidation
For financial reporting purposes, our consolidation principles comply with accounting principles generally accepted in the US (US GAAP). For capital adequacy reporting purposes, however, entities that are not active in banking and finance are not subject to consolidation (i.e. insurance, real estate and commercial companies). These investments, which are not material to the Group, are treated in accordance with the regulatory rules and are either subject to a risk-weighted capital requirement or a deduction from regulatory capital. FINMA has advised the Group that it may continue to include equity from special purpose entities that are deconsolidated under FIN 46(R) as tier 1 capital. We have also received an exemption from FINMA not to consolidate private equity fund type vehicles.

For a list of significant subsidiaries and associated entities of Credit Suisse, refer to Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group (pages 275 to 277) in the Credit Suisse Annual Report 2008.

Restrictions on transfer of funds or regulatory capital
We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends or our ability to transfer funds or regulatory capital within the Group.

For information on our liquidity, funding and capital management and dividends and dividend policy, refer to III – Treasury, Risk, Balance sheet and Off-Balance sheet – Treasury management (pages 96 to 115) in the Credit Suisse Annual Report 2008.

2. Capital
For information on our capital structure, eligible capital and shareholders’ equity and capital adequacy refer to III – Treasury, Risk, Balance sheet and Off-Balance sheet – Treasury management (pages 100 to 106) in the Credit Suisse Annual Report 2008 and IV – Treasury and Risk management – Treasury management (pages 54 to 59) in the Credit Suisse 2Q09 Financial Report.

Regulatory capital is calculated and managed according to Basel II and used to determine BIS ratios and, according to the Swiss Capital Adequacy Ordinance, the FINMA capital requirement covering ratio. The main differences between the BIS and FINMA calculations are the multipliers used for certain risk classes and additional FINMA requirements for market risk. The main impact of the multipliers is related to non-counterparty-related risks, for which FINMA uses a multiplier of 3.0 versus 1.0 for BIS. The additional FINMA requirements for market risk are for Value-at-Risk (VaR) backtesting exceptions, where FINMA imposes higher multipliers than BIS for more than ten exceptions, and stress-test-based risk-weighted assets for hedge funds.

BIS ratios compare eligible capital by tier 1 and total capital with BIS risk-weighted assets whereas the FINMA capital requirement covering ratio compares total capital with FINMA required capital.
During the transition period from Basel I to Basel II, the capital requirements include a floor adjustment that limits the benefit received from conversion. For Credit Suisse Group, the floor adjustment only had an impact on the FINMA capital requirements.

Description of regulatory approaches
Basel II provides a range of options for determining the capital requirements in order to allow banks and supervisors the ability to select approaches that are most appropriate. In general, Credit Suisse has adopted the most advanced approaches, which align with the way that risk is internally managed and provide the greatest risk sensitivity. Basel II focuses on credit risk, market risk, operational risk, securitization risk and equity and interest rate risk in the banking book. The regulatory approaches for each of these risk exposures and the related disclosures under Pillar 3 are set forth below.

Credit risk
Basel II permits banks a choice between two broad methodologies in calculating their capital requirements for credit risk, the internal ratings-based (IRB) approach or the standardized approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).

The majority of our credit risk is with institutional counterparties (sovereigns, other institutions, banks and corporates) and arises from lending and trading activity in the Investment Banking and Private Banking divisions. The remaining credit risk is with retail counterparties and mostly arises in the Private Banking division from residential mortgage loans and other secured lending, including loans collateralized by securities.

Under the IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the advanced internal ratings-based (A-IRB) approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.

PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.

LGD parameters consider seniority, collateral and counterparty industry. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring process are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.

EAD is either derived from balance sheet values or by using models. EAD for a non-defaulted facility is an estimate of the gross exposure upon default of the obligor. Estimates are derived based on a CCF approach using default-weighted averages of historical realized conversion factors on defaulted loans by facility type. Estimates are calibrated to capture negative operating environment effects.

We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Risk weights are calculated using either the PD/LGD approach or the supervisory risk weights (SRW) approach for certain types of specialized lending.
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach.

Market risk
For calculating the capital requirements for market risk, the internal models approach (IMA) or the standardized approach is used. We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the vast majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators and auditors.

We use the standardized approach to determine our market risk for a small number of positions, which represent an immaterial proportion of our overall market risk exposure.
Operational risk
We have received approval from FINMA to use the advanced measurement approach (AMA) for measuring operational risk. Under this approach we have identified key scenarios that describe major operational risks relevant to us, and the capital requirement is calculated using an event model.

Securitization risk
For securitizations, the regulatory capital requirements are calculated using IRB approaches: the ratings-based approach (RBA) and the supervisory formula approach (SFA).
Other risks
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach based on the equity sub-asset type (qualifying private equity, listed equity and all other equity positions).

Fixed risk weights are applied to settlement and non-counterparty-related exposures.
For other items, we received approval from FINMA to apply a simplified Institute Specific Direct Risk Weight approach to immaterial portfolios.

Risk-weighted assets

			6M09				2008

end of	Ad- vanced	Stan- dardized	Total		Ad- vanced	Stan- dardized	Total

Risk-weighted assets (CHF million)

Sovereigns	6,281	–	6,281		7,268	–	7,268

Other institutions	1,650	–	1,650		1,649	–	1,649

Banks	21,099	126	21,225		24,245	91	24,336

Corporates	89,267	–	89,267		92,914	–	92,914

Residential mortgage	11,390	–	11,390		11,214	–	11,214

Qualifying revolving retail	464	–	464		548	–	548

Other retail	7,163	726	7,889		6,287	896	7,183

Other exposures	–	7,393	7,393		–	9,521	9,521

Credit risk [1]	137,314	8,245	145,559		144,125	10,508	154,633

Market risk	27,150	732	27,882		38,146	1,765	39,911

Operational risk	30,941	–	30,941		30,137	–	30,137

Equity type securities in the banking book	14,628	–	14,628	[2]	16,823	–	16,823	[2]

Securitization risk	7,023	–	7,023		6,409	–	6,409

Settlement risk	–	67	67		–	488	488

Non-counterparty-related risk	–	7,067	7,067		–	6,994	6,994

Other items	–	1,717	1,717		–	2,072	2,072

Total BIS risk-weighted assets	217,056	17,828	234,884		235,640	21,827	257,467

Additional market risk backtesting multiplier for more than ten exceptions	13,139	–	13,139		18,044	–	18,044

Other multipliers	–	15,078	15,078		–	15,464	15,464

VaR hedge fund add-on 3	3,696	–	3,696		9,774	–	9,774

Total FINMA risk-weighted assets [4]	233,891	32,906	266,797		263,458	37,291	300,749

1 For a description of the asset classes refer to section 4 - Credit risk. 2 Primarily privately held. 3 The VaR hedge fund capital add-on is stress-test-based and was introduced by the FINMA in 2008 for hedge fund exposures in the trading book. This capital add-on is required for the FINMA calculation in addition to the VaR-based market risk capital charge already included in BIS capital. For further information, refer to section 6 – Market risk. 4 Excluding FINMA floor adjustment of CHF 16,498 million and CHF 48,876 million in 6M09 and 2008, respectively, declining primarily due to the Basel I floor percentage movement from 90% to 80%.

BIS and FINMA statistics

		Group		Bank

end of	6M09	2008	6M09	2008

BIS statistics

Tier 1 capital (CHF million)	36,389	34,208	35,036	34,192

Total eligible capital (CHF million)	46,992	46,090	47,451	47,839

Tier 1 ratio (%)	15.5	13.3	15.7	13.9

Total capital ratio (%)	20.0	17.9	21.3	19.5

FINMA statistics

FINMA required capital (CHF million) [1]	21,344	24,060	20,272	22,948

Capital requirement covering ratio (%) [2]	220.2	191.6	234.1	208.5

1 Calculated as 8% of total FINMA risk-weighted assets. 2 Including the FINMA floor adjustment, the capital requirement coverage ratio for the Group and the Bank would be 207.3% and 219.3% in 6M09 and 164.8% and 177.5% in 2008, respectively.

3. Risk exposure and assessment
For information on risk governance, risk organization, risk types and risk limits, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 112 to 133) in the Credit Suisse Annual Report 2008.

4. Credit risk
General
For information on our credit risk management approach, ratings and risk mitigation and impaired exposures and allowances, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 120 to 133) in the Credit Suisse Annual Report 2008.

For regulatory purposes, we categorize our exposures into broad classes of assets with different underlying risk characteristics including type of counterparty, size of exposure and type of collateral. The asset class categorization is driven by Basel II regulatory rules. The credit asset classes under Basel II are set forth below and are grouped as either institutional or retail.

Institutional credit risk
– Sovereigns: exposures to central governments, central banks, BIS, the International Monetary Fund, the European Central Bank and eligible Multilateral Development Banks (MDB).
– Other institutions: exposures to public bodies with the right to raise taxes or whose liabilities are guaranteed by a public sector entity.
– Banks: exposures to banks, securities firms, stock exchanges and those MDB that do not qualify for sovereign treatment.
– Corporates: exposures to corporations (except small businesses) and public sector entities with no right to raise taxes and whose liabilities are not guaranteed by a public entity. The Corporate asset class also includes specialized lending, in which the lender looks primarily to a single source of revenues to cover the repayment obligations and where only the financed asset serves as security for the exposure (e.g., income producing real estate or commodities finance).

Retail credit risk
– Residential mortgages: includes exposures secured by residential real estate collateral occupied or let by the borrower.
– Qualifying revolving retail: includes credit card receivables and overdrafts.
– Other retail: includes loans collateralized by securities and small business exposures.
Other credit risk
– Other exposures: includes exposures with insufficient information to treat under the A-IRB approach or to allocate under the Standardized approach into any other asset class.
Gross credit exposures by regulatory approach and risk-weighted assets

		A-IRB	Stan- dardized	Total	Risk- weighted assets

end of	PD/LGD	SRW

6M09 (CHF million)

Sovereigns	64,288	–	–	64,288	6,281

Other institutions	6,517	–	–	6,517	1,650

Banks	84,496	3	415	84,914	21,225

Corporates	198,774	6,383	–	205,157	89,267

Total institutional credit exposures	354,075	6,386	415	360,876	118,423

Residential mortgage	90,038	–	–	90,038	11,390

Qualifying revolving retail	279	–	–	279	464

Other retail	46,822	–	1,199	48,021	7,889

Total retail credit exposures	137,139	–	1,199	138,338	19,743

Other exposures	–	–	10,387	10,387	7,393

Total gross credit exposures	491,214	6,386	12,001	509,601	145,559

2008 (CHF million)

Sovereigns	100,858	–	–	100,858	7,268

Other institutions	5,860	–	–	5,860	1,649

Banks	96,651	1	380	97,032	24,336

Corporates	213,876	2,070	–	215,946	92,914

Total institutional credit exposures	417,245	2,071	380	419,696	126,167

Residential mortgage	89,201	–	–	89,201	11,214

Qualifying revolving retail	360	–	–	360	548

Other retail	49,077	–	1,597	50,674	7,183

Total retail credit exposures	138,638	–	1,597	140,235	18,945

Other exposures	–	–	13,100	13,100	9,521

Total gross credit exposures	555,883	2,071	15,077	573,031	154,633

Gross credit exposures

		6M09		2008

	End of	Monthly average	End of	Monthly average

Gross credit exposures (CHF million)

Loans, deposits with banks and other assets [1]	329,532	368,571	370,583	333,981

Guarantees and commitments	37,884	39,345	38,637	58,839

Securities financing transactions	36,664	38,137	29,980	42,342

Derivatives	105,521	122,126	133,831	135,609

Total	509,601	568,179	573,031	570,771

1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Geographic distribution of gross credit exposures

end of	Switzerland	EMEA	Americas	Asia Pacific	Total

6M09 (CHF million)

Loans, deposits with banks and other assets [1]	151,793	93,248	64,005	20,486	329,532

Guarantees and commitments	6,411	12,466	16,947	2,060	37,884

Securities financing transactions	7,286	10,830	17,726	822	36,664

Derivatives	7,262	52,684	35,390	10,185	105,521

Total	172,752	169,228	134,068	33,553	509,601

2008 (CHF million)

Loans, deposits with banks and other assets [1]	138,245	121,652	90,828	19,858	370,583

Guarantees and commitments	6,785	11,917	17,832	2,103	38,637

Securities financing transactions	3,790	12,521	13,154	515	29,980

Derivatives	9,781	67,030	45,330	11,690	133,831

Total	158,601	213,120	167,144	34,166	573,031

The geographic distribution is based on the country of incorporation or the nationality of the counterparty.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Industry distribution of gross credit exposures

end of	Financial institutions	Commercial	Consumer	Public authorities	Total

6M09 (CHF million)

Loans, deposits with banks and other assets [1]	29,336	145,431	100,456	54,309	329,532

Guarantees and commitments	6,414	30,282	1,061	127	37,884

Securities financing transactions	8,854	25,133	80	2,597	36,664

Derivatives	41,100	51,138	831	12,452	105,521

Total	85,704	251,984	102,428	69,485	509,601

2008 (CHF million)

Loans, deposits with banks and other assets [1]	30,707	150,876	97,444	91,556	370,583

Guarantees and commitments	6,744	30,840	892	161	38,637

Securities financing transactions	8,297	19,329	86	2,268	29,980

Derivatives	51,904	65,492	1,773	14,662	133,831

Total	97,652	266,537	100,195	108,647	573,031

1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Remaining contractual maturity of gross credit exposures

end of	within 1 year	[1]	within 1-5 years	Thereafter	Total

6M09 (CHF million)

Loans, deposits with banks and other assets [2]	179,891		110,912	38,729	329,532

Guarantees and commitments	14,208		20,502	3,174	37,884

Securities financing transactions	36,664		0	0	36,664

Derivatives	34,964		68,315	2,242	105,521

Total	265,727		199,729	44,145	509,601

2008 (CHF million)

Loans, deposits with banks and other assets [2]	226,196		104,331	40,056	370,583

Guarantees and commitments	15,787		19,528	3,322	38,637

Securities financing transactions	29,980		0	0	29,980

Derivatives	42,110		84,904	6,817	133,831

Total	314,073		208,763	50,195	573,031

1 Includes positions without agreed residual contractual maturity. 2 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Portfolios subject to PD/LGD approach
Rating models
Rating models are based on statistical data and are subject to a thorough review before implementation. Each credit rating model has been developed by Credit Risk Management (CRM) and has been independently validated by Risk Measurement and Management prior to use within the Basel II regulatory capital calculation, and thereafter on a regular basis. To ensure that ratings are consistent and comparable across all businesses, we have used an internal rating scale which is benchmarked to an external rating agency using the historical PD associated with external ratings.

New or materially changed rating models are submitted for approval to the Risk Processes and Standards Committee (RPSC) prior to implementation. RPSC reviews the continued use of existing models on an annual basis.

CRM is an independent function with responsibility for approving credit ratings and limits, monitoring and managing individual exposures and assessing and managing the quality of the segment and business area’s credit portfolios. CRM reports to the Chief Risk Officer.

Descriptions of the rating processes
For the purposes of internal ratings, we have developed a set of credit rating models tailored for different internal client segments in both Investment Banking and Private Banking (e.g., international corporates, financial institutions, asset finance, small and medium-sized entities, commodity traders, residential mortgages, etc.) and transaction types.

Counterparty and transaction rating process – international corporates, banks and sovereigns (primarily in the Investment Banking division)
Internal ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed are dependent on the type of counterparty. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. Analysts make use of peer analysis, industry comparisons, other quantitative tools and the judgment of credit experts.

For structured and asset finance deals, the approach is more quantitative. The focus is on the performance of the underlying assets, which represent the collateral of the deal. The ultimate rating is dependent upon the expected performance of the underlying assets and the level of credit enhancement of the specific transaction. Additionally, a review of the originator and/or servicer is performed. External ratings and research (rating agency and/or fixed income and equity), where available, are incorporated into the rating justification, as is any available market information (e.g., bond spreads, equity performance).

Transaction ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed include seniority, industry and collateral. The analysis emphasizes a forward looking approach.

Counterparty and transaction rating process – Swiss corporates, mortgages and other retail (primarily in the Private Banking division)
For Swiss corporates and mortgage lending, the statistically derived rating models, which are based on internal data history of quantitative and qualitative factors, are supplemented by the judgment of credit experts. For mortgages, information about the real estate property, including loan-to-value ratio, is also considered. Collateral loans, which form the largest part of “other retail”, are treated according to Basel II rules with pool PD and pool LGD based on historical loss experience. Most of the collateral loans are loans collateralized by securities.

As a rule, the allocation of exposures to institutional or retail as outlined in the following tables is based on the different rating models, but also takes into account further explicit regulatory rules.

Institutional credit exposures by counterparty rating under PD/LGD approach

end of 6M09	Total exposure (CHF million)	Exposure- weighted average LGD (%)	[1]	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF million)

Sovereigns

AAA	50,082	16.23		2.91		2

AA	10,718	47.59		18.09		49

A	1,412	50.15		16.14		–

BBB	168	53.74		46.77		–

BB	1,663	52.88		96.31		–

B or lower	237	51.57		257.77		–

Default (net of specific provisions)	8	–		–		–

Total credit exposure	64,288	–		–		51

Exposure-weighted average CCF (%) [2]	99.90

Other institutions

AAA	–	–		–		–

AA	4,356	52.21		17.74		115

A	645	54.22		27.90		45

BBB	1,392	50.63		35.13		575

BB	118	52.15		92.62		2

B or lower	–	42.83		150.07		–

Default (net of specific provisions)	6	–		–		–

Total credit exposure	6,517	–		–		737

Exposure-weighted average CCF (%) [2]	84.25

Banks

AAA	–	–		–		–

AA	31,279	54.63		14.81		2,301

A	41,855	53.66		17.21		700

BBB	5,599	49.35		44.76		508

BB	3,900	48.07		80.83		91

B or lower	1,191	41.30		145.94		19

Default (net of specific provisions)	672	–		–		7

Total credit exposure	84,496	–		–		3,626

Exposure-weighted average CCF (%) [2]	94.31

Corporates

AAA	–	–		–		–

AA	55,278	46.73		11.81		13,589

A	46,430	47.84		18.75		4,783

BBB	36,623	40.82		36.77		6,014

BB	43,475	34.30		63.22		2,684

B or lower	13,445	35.01		130.70		788

Default (net of specific provisions)	3,523	–		–		34

Total credit exposure	198,774	–		–		27,892

Exposure-weighted average CCF (%) [2]	86.16

Total institutional credit exposure	354,075	–		–		32,306

1 The methodology applied in 6M09 has been amended so that markdowns on fair valued loans are now considered as an adjustment to the LGD rather than as an offset to the expected loss. 2 Calculated before credit risk mitigation.

Institutional credit exposures by counterparty rating under PD/LGD approach (continued)

end of 2008	Total exposure (CHF million)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	Undrawn commit- ments (CHF million)

Sovereigns

AAA	90,460	13.77	2.56	23

AA	6,330	52.64	23.73	41

A	935	52.77	31.29	–

BBB	327	54.60	33.65	–

BB	2,357	53.35	79.96	–

B or lower	438	51.53	168.01	–

Default (net of specific provisions)	11	–	–	–

Total credit exposure	100,858	–	–	64

Exposure-weighted average CCF (%) [1]	99.93	–	–	–

Other institutions

AAA	–	–	–	–

AA	3,734	53.09	22.94	126

A	730	51.62	23.11	41

BBB	1,285	49.96	32.92	548

BB	104	54.70	96.20	2

B or lower	–	39.98	139.06	–

Default (net of specific provisions)	7	–	–	–

Total credit exposure	5,860	–	–	717

Exposure-weighted average CCF (%) [1]	83.13	–	–	–

Banks

AAA	–	–	–	–

AA	52,299	52.66	15.17	2,673

A	32,742	52.56	18.48	1,396

BBB	6,041	54.13	46.60	550

BB	3,732	53.75	95.78	102

B or lower	1,762	43.85	137.38	57

Default (net of specific provisions)	75	–	–	2

Total credit exposure	96,651	–	–	4,780

Exposure-weighted average CCF (%) [1]	99.56	–	–	–

Corporates

AAA	–	–	–	–

AA	66,801	48.96	13.93	12,775

A	36,421	50.40	19.74	4,381

BBB	48,684	40.08	33.48	6,467

BB	44,085	37.17	64.49	3,552

B or lower	16,280	39.92	137.98	688

Default (net of specific provisions)	1,605	–	–	33

Total credit exposure	213,876	–	–	27,896

Exposure-weighted average CCF (%) [1]	86.03	–	–	–

Total institutional credit exposure	417,245	–	–	33,457

1 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach

end of 6M09	Total exposure (CHF million)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	Undrawn commit- ments (CHF million)

Residential mortgages

0.00%-0.15%	77,555	14.70	7.72	523

0.15%-0.30%	7,470	23.65	26.46	48

0.30%-1.00%	4,144	27.00	46.13	22

1.00% and above	342	30.75	100.54	–

Defaulted (net of specific provisions)	527	–	–	3

Total credit exposure	90,038	–	–	596

Exposure-weighted average CCF (%) [1]	98.51	–	–	–

Qualifying revolving retail

0.00%-0.15%	–	–	–	–

0.15%-0.30%	–	–	–	–

0.30%-1.00%	–	–	–	–

1.00% and above	276	60.00	157.31	–

Defaulted (net of specific provisions)	3	–	–	–

Total credit exposure	279	–	–	–

Exposure-weighted average CCF (%) [1]	99.77	–	–	–

Other retail

0.00%-0.15%	41,233	51.94	8.87	607

0.15%-0.30%	1,014	64.03	37.82	268

0.30%-1.00%	2,072	46.05	48.12	153

1.00% and above	2,067	43.23	62.16	21

Defaulted (net of specific provisions)	436	–	–	5

Total credit exposure	46,822	–	–	1,054

Exposure-weighted average CCF (%) [1]	94.80	–	–	–

Total retail credit exposure	137,139	–	–	1,650

1 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach (continued)

end of 2008	Total exposure (CHF million)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	Undrawn commit- ments (CHF million)

Residential mortgages

0.00%-0.15%	77,244	14.81	7.68	714

0.15%-0.30%	7,080	23.81	26.34	44

0.30%-1.00%	4,020	26.58	45.89	16

1.00% and above	351	32.28	108.27	–

Defaulted (net of specific provisions)	506	–	–	4

Total credit exposure	89,201	–	–	778

Exposure-weighted average CCF (%) [1]	98.13	–	–	–

Qualifying revolving retail

0.00%-0.15%	–	–	–	–

0.15%-0.30%	–	–	–	–

0.30%-1.00%	–	–	–	–

1.00% and above	358	100.00	143.25	–

Defaulted (net of specific provisions)	2	–	–	–

Total credit exposure	360	–	–	–

Exposure-weighted average CCF (%) [1]	99.55	–	–	–

Other retail

0.00%-0.15%	43,565	37.12	7.16	642

0.15%-0.30%	1,146	61.75	36.41	241

0.30%-1.00%	2,057	46.42	47.82	165

1.00% and above	1,920	36.79	52.81	17

Defaulted (net of specific provisions)	389	–	–	5

Total credit exposure	49,077	–	–	1,070

Exposure-weighted average CCF (%) [1]	94.92	–	–	–

Total retail credit exposure	138,638	–	–	1,848

1 Calculated before credit risk mitigation.

Portfolios subject to the standardized and supervisory risk weights approaches
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach.

Supervisory risk weights approach
For specialized lending exposures, internal rating grades are mapped to one of five supervisory categories, each of which is associated with a specific risk weight under the SRW approach.
Equity IRB Simple approach
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach, which differentiates by equity sub-asset types (qualifying private equity, listed equity and all other equity positions).

Standardized and supervisory risk weighted exposures after risk mitigation by risk weighting bands

end of	Standardized approach	SRW	Equity IRB Simple	Total

6M09 (CHF million)

0%	2,393	834	0	3,227

1%-50%	2,506	969	0	3,475

51%-100%	7,102	2,404	0	9,506

101%-200%	0	545	3,273	3,818

201%-400%	0	1,634	2,056	3,690

Total	12,001	6,386	5,329	23,716

2008 (CHF million)

0%	2,966	441	0	3,407

1%-50%	2,989	331	0	3,320

51%-100%	9,122	613	0	9,735

101%-200%	0	0	3,466	3,466

201%-400%	0	686	2,513	3,199

Total	15,077	2,071	5,979	23,127

Credit risk mitigation used for A-IRB and standardized approaches
Credit risk mitigation processes used under the A-IRB and standardized approaches include on- and off-balance sheet netting and utilizing eligible collateral as defined under the IRB approach.
Netting
For information on policies and procedures for on- and off-balance sheet netting, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (page 129) and to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group (page 193) in the Credit Suisse Annual Report 2008.

Collateral valuation and management
The policies and processes for collateral valuation and management are driven by:
– a legal document framework that is bilaterally agreed with our clients; and
– a collateral management risk framework enforcing transparency through self-assessment and management reporting.
In substantially all cases, the valuation of the collateralized portfolio is performed daily. Exceptions are governed by the calculation frequency described in the legal documentation. The mark-to-market prices used for valuing collateral are a combination of firm and market prices sourced from trading platforms and service providers, where appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.

For the Private Banking mortgage lending portfolio, real estate property is valued at the time of credit approval and periodically afterwards, according to our internal directives and controls, depending on the type of loan (e.g., residential, commercial) and loan-to-value ratio.

Primary types of collateral
The primary types of collateral are described below.

Collateral securing foreign exchange transactions and OTC trading activities primarily includes:
– Cash and US Treasury instruments;
– G-10 government securities; and
– Gold or other precious metals.
Collateral securing loan transactions primarily includes:
– Financial collateral pledged against loans collateralized by securities of Private Banking clients (mostly cash and marketable securities);
– Real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties; and
– Other types of lending collateral, such as accounts receivable, inventory, plant and equipment.
Concentrations within risk mitigation
Our Investment Banking division is an active participant in the credit derivatives market and trades with a variety of market participants, principally commercial banks and broker dealers. Credit derivatives are primarily used to mitigate investment grade counterparty exposures.

Concentrations in our Private Banking lending portfolio arise due to a significant volume of mortgages in Switzerland. The financial collateral used to secure loans collateralized by securities worldwide is generally diversified and the portfolio is regularly analyzed to identify any underlying concentrations, which may result in lower loan-to-value ratios. For further information on risk mitigation, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 123 to 125) in the Credit Suisse Annual Report 2008.

Credit risk mitigation used for A-IRB and standardized approaches

end of	Eligible financial collateral	Other eligible IRB collateral	Guarantees /credit derivatives

6M09 (CHF million)

Sovereigns	1	0	1,493

Other institutions	47	37	425

Banks	2,064	0	3,654

Corporates	8,007	23,521	44,225

Residential mortgages	2,770	71,493	360

Other retail	24,180	1,131	3,186

Total	37,069	96,182	53,343

2008 (CHF million)

Sovereigns	19	0	1,496

Other institutions	69	37	504

Banks	3,769	0	3,881

Corporates	6,255	23,142	48,803

Residential mortgages	2,715	70,658	373

Other retail	28,515	1,498	2,759

Total	41,342	95,335	57,816

Counterparty credit risk
Counterparty exposure
Counterparty exposure arises from OTC derivatives, repurchase agreements, securities lending and borrowing and other similar products and activities. These exposures depend on the value of underlying market factors (e.g., interest rates and foreign exchange rates), which can be volatile and uncertain in nature.

We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Credit limits
All credit exposure is approved, either by approval of an individual transaction/facility (e.g., lending facilities), or under a system of credit limits (e.g., OTC derivatives). Credit exposure is monitored daily to ensure it does not exceed the approved credit limit. These credit limits are set either on a derivative loan equivalent (DLE) exposure basis or on a notional exposure basis. DLE is a form of potential future exposure calculation allowing a fair comparison between loan and unsecured derivative exposures. Secondary debt inventory positions are subject to separate limits that are set at the issuer level.

For further information on counterparty credit risk, including counterparty and transaction rating, credit approval process and provisioning, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 120 to 132) in the Credit Suisse Annual Report 2008.

Wrong-way exposures
Correlation risk arises when we enter into a financial transaction where market rates are correlated to the financial health of the counterparty. In a wrong-way trading situation, our exposure to the counterparty increases while the counterparty’s financial health and its ability to pay on the transaction diminishes.

Capturing wrong-way risk requires the establishment of basic rules regarding correlations within a given trading product. We have multiple processes that allow us to capture and calculate wrong-way risk.

Credit approval and reviews
A primary responsibility of CRM is the approval of new counterparty trading relationships and the subsequent ongoing review of the creditworthiness of the client. Part of the review and approval process is an analysis and discussion to understand the motivation of the client and to identify the directional nature of the trading in which the client is engaged. Credit limits are sized to the level of comfort the CRM officer has with the strategy of the counterparty, the level of disclosure of financial information and the amount of risk mitigation that is present in the trading relationship (e.g., level of collateral).

Exposure adjusted risk calculation
Trades that feature correlation risk have higher risk weighting built into the exposure calculation process compared to “right-way” trades.
– Purchased credit default swaps – Correlation exists where the counterparty and the underlying reference asset belong to the same group or where the seller of protection has a similar or lower credit rating than the reference asset and the same country of risk. In these cases, exposure is calculated assuming default and applying the recovery value of the underlying reference asset.

– Equity finance – Correlation exists if there is a high correlation between the counterparty and the underlying equity; in this case, exposure is calculated as full notional (i.e., zero equity recovery).

– Reverse repurchase agreements – Correlation exists where the underlying issuer and the counterparty are affiliated. In these cases, collateral used as an offset in the exposure calculation process is lowered to its recovery value.

Wrong-way risk monitoring
Regular reporting of wrong-way risk at both the individual trade and portfolio level allows wrong-way risk to be monitored and corrective action taken by CRM in the case of heightened concern.
– Country exposure reporting – Exposure is reported against country limits established for emerging market countries. As part of the exposure reporting process, exposures that exhibit wrong-way characteristics are given a higher risk weighting versus non-correlated transactions. This weighting results in a greater amount of country limit usage for wrong-way transactions.

– Counterparty exposure reporting – Transactions that contain wrong-way risk (e.g., repurchase agreements, equity finance) are risk weighted as part of the daily exposure calculation process. Correlated transactions utilize more of the credit limit.

– Correlated repurchase and foreign exchange reports – Monthly reports produced by CRM capture correlated finance and foreign exchange positions for information and review by CRM credit officers.
– Scenario risk reporting – In order to capture wrong-way risk at the industry level, a set of defined scenarios are run on the credit portfolio each month. The scenarios are determined by CRM and involve stressing the underlying risk drivers to determine where portfolios are sensitive to these stressed parameters.

– Scenario risk reporting also covers client groups, particularly hedge funds, which are exposed to particular risk sensitivities and also may have collateral concentrations due to the direction and strategy of the fund.

Effect of a credit rating downgrade
On a daily basis, we monitor the level of incremental collateral that would be required by derivative counterparties in the event of a Credit Suisse ratings downgrade. Collateral triggers are maintained by our collateral management department and vary by counterparty. As of June 30, 2009, a downgrade would have resulted in the following aggregate additional collateral requirements:

– One notch downgrade – CHF 3.6 billion
– Two notch downgrade – CHF 5.1 billion
– Three notch downgrade – CHF 5.2 billion
The impact of downgrades in the Bank’s long-term debt ratings are considered in the stress assumptions used to determine the conservative funding profile of our balance sheet and would not be material to our liquidity and funding planning. For further information on risk mitigation, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management (pages 96 to 100) in the Credit Suisse Annual Report 2008.

Credit exposures on derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk. Derivative exposure also includes economic hedges, where the Group enters into derivative contracts for its own risk management purposes but where the contracts do not qualify for hedge accounting under US GAAP. The replacement values of derivative financial instruments correspond to their fair values as of the dates of the consolidated balance sheets and arise from transactions for both the accounts of customers and for our own account.

As of the end of 6M09, no credit derivatives were utilized that qualify for hedge accounting under US GAAP.
Derivative exposure at default after netting

end of	6M09	2008

Derivative exposure at default (CHF million)

Internal models method	69,963	83,829

Current exposure method	35,558	50,002

Total derivative exposure	105,521	133,831

Current exposure method: netting and collateral

end of	6M09	2008

Current credit exposure (CHF million)

Gross positive fair value of contracts	90,939	124,449

Netting benefit	(55,381)	(74,447)

Current credit exposure	35,558	50,002

Collateral held for risk mitigation	(7,574)	(7,924)

of which financial collateral - cash / securities	(3,149)	(4,496)

of which other eligible IRB collateral	(11)	0

of which credit guarantees	(4,414)	(3,428)

Types of current credit exposure before netting

		6M09		2008

end of	Positive replacement value	Negative replacement value	Positive replacement value	Negative replacement value

Types of current credit exposure (CHF billion)

Interest rate products	589.9	582.8	716.0	710.0

Foreign exchange products	76.1	77.1	123.3	126.9

Precious metals products	1.3	1.9	2.1	2.1

Equity/index-related products	37.1	37.9	51.1	45.5

Credit derivatives	115.6	102.4	197.1	176.0

Other products	39.7	38.9	42.1	42.0

Total	859.7	841.0	1,131.7	1,102.5

Credit derivatives that create exposures to counterparty credit risk (notional value)

		6M09		2008

end of	Protection bought	Protection sold	Protection bought	Protection sold

Credit derivatives that create exposures to counterparty credit risk (CHF billion)

Credit default swaps	1,371.4	1,314.8	1,652.2	1,579.7

Total return swaps	3.5	1.4	5.7	0.0

First-to-default swaps	0.5	0.3	0.5	0.3

Other credit derivatives	10.8	4.7	3.1	3.2

Total	1,386.2	1,321.2	1,661.5	1,583.2

Allowances and impaired loans
The following tables provide additional information on allowances and impaired loans by industry and geographic distribution, changes in the allowances for impaired loans and the industry distribution of charges and write-offs.

Industry distribution of allowances and impaired loans

end of	Specific allowances	Inherent credit loss allowances	Total allowances	Loans with specific allowances	Loans with inherent credit loss allowances	Total impaired loans

6M09 (CHF million)

Financial institutions	1	7	8	0	0	0

Commercial [1]	851	365	1,216	1,601	199	1,800

Consumer	215	103	318	675	26	701

Public authorities	3	0	3	13	0	13

Total	1,070	475	1,545	2,289	225	2,514

2008 (CHF million)

Financial institutions	0	7	7	0	0	0

Commercial [1]	981	375	1,356	2,008	162	2,170

Consumer	186	90	276	510	30	540

Public authorities	0	0	0	15	0	15

Total	1,167	472	1,639	2,533	192	2,725

1 Includes lease financing.

Geographic distribution of allowances and impaired loans

end of	Specific allowances	Inherent credit loss allowances	Total allowances	Loans with specific allowances	Loans with inherent credit loss allowances	Total impaired loans

6M09 (CHF million)

Switzerland	668	224	892	1,197	191	1,388

EMEA	103	161	264	348	32	380

Americas	167	49	216	417	2	419

Asia Pacific	132	41	173	327	0	327

Total	1,070	475	1,545	2,289	225	2,514

2008 (CHF million)

Switzerland	638	215	853	1,200	190	1,390

EMEA	220	147	367	350	2	352

Americas	179	55	234	394	0	394

Asia Pacific	130	55	185	589	0	589

Total	1,167	472	1,639	2,533	192	2,725

The geographic distribution of impaired loans is based on the location of the office recording the transaction. This presentation does not reflect the way the Group is managed.

Changes in the allowances for impaired loans

			6M09			2008

in	Specific allowances	Inherent credit loss allowances	Total	Specific allowances	Inherent credit loss allowances	Total

Changes in the allowances for impaired loans (CHF million)

Balance at beginning of period	1,167	472	1,639	850	384	1,234

Net additions/(releases) charged to income statement	308	3	311	497	88	585

Gross write-offs	(480)	0	(480)	(230)	0	(230)

Recoveries	28	0	28	89	0	89

Net write-offs	(452)	0	(452)	(141)	0	(141)

Provisions for interest	26	0	26	19	0	19

Foreign currency translation impact and other adjustments, net	21	0	21	(58)	0	(58)

Balance at end of period	1,070	475	1,545	1,167	472	1,639

Industry distribution of charges and write-offs

		6M09		2008

in	Net additions/ (releases) charged to income statement	Gross write-offs	Net additions/ (releases) charged to income statement	Gross write-offs

Industry distribution of charges and write-offs (CHF million)

Financial institutions	1	0	0	0

Commercial [1]	267	(434)	542	(162)

Consumer [1]	43	(46)	43	(68)

Total	311	(480)	585	(230)

1 Includes lease financing.

5. Securitization risk
The disclosures in this section refer to traditional and synthetic securitizations held in the banking book and regulatory capital on these exposures calculated according to the Basel II A-IRB approach to securitization exposures. A traditional securitization is a structure where an underlying pool of assets is sold to a special purpose entity which in turn issues securities that are collateralized by, and which pay a return based on the return on, the underlying asset pool. A synthetic securitization is a structure where the credit risk of an underlying pool of exposures is transferred, in whole or in part, through the use of credit derivatives or guarantees that serve to hedge the credit risk of the portfolio. Many synthetic securitizations are not accounted for as securitizations under US GAAP. In both traditional and synthetic securitizations, risk is dependent on the seniority of the retained interest and the performance of the underlying asset pool.

The Group is active in various roles in connection with securitization, including originator, investor and liquidity provider. As originator, the Group creates or purchases financial assets (e.g., residential mortgages or corporate loans) and then securitizes them in a traditional or synthetic transaction that achieves significant risk transfer to third party investors. The Group also acts as liquidity provider to Alpine Securitization Corp. (Alpine), a multi-seller CP conduit administered by Credit Suisse. In addition, the Group invests in securitization-related products created by third parties.

For further information on traditional securitizations, including objectives, activities and accounting policies, refer to Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group (pages 251 to 261) in the Credit Suisse Annual Report 2008 and Note 23 – Transfers of financial assets and variable interest entities in V – Condensed consolidated financial statements – unaudited (pages 110 to 119) in the Credit Suisse 2Q09 Financial Report.

Regulatory approaches
Regulatory capital requirements for securitization exposures are calculated in accordance with the Basel II A-IRB framework using either the RBA or the SFA, depending on the nature of the exposure.
Sources of external ratings for securitizations
External ratings used in regulatory capital calculations for securitization risk exposures are obtained from Fitch, Moody’s, Standard & Poor’s or Dominion Bond Rating Service.
Securitization exposures purchased or retained

			Traditional	Synthetic

end of	Sponsor		Other role	Other role	Total

6M09 (CHF million)

Commercial mortgage loans	0		2	0	2

Residential mortgage loans	0		4,624	0	4,624

CDO	0		1,894	33,336	35,230

Other ABS	9,447	[1]	2,629	0	12,076

Total	9,447		9,149	33,336	51,932

of which subject to capital requirements					51,599

of which subject to deductions					333

2008 (CHF million)

Commercial mortgage loans	0		2	0	2

Residential mortgage loans	0		5	0	5

CDO	0		1,982	32,465	34,447

Other ABS	10,594	[1]	2,598	0	13,192

Total	10,594		4,587	32,465	47,646

of which subject to capital requirements					47,346

of which subject to deductions					300

1 Represents the liquidity facility provided to Alpine.

Synthetic structures predominantly represent structures where Credit Suisse has mitigated its risk by selling the mezzanine tranche of a reference portfolio. Amounts disclosed, however, are the gross exposures securitized and senior notes retained.

Loans securitized by Credit Suisse Group in which the Group has retained interests

		Traditional	Synthetic

end of	Sponsor	Other role	Other role	Total

6M09 (CHF million)

Residential mortgage loans	0	5,684	0	5,684

CDO	0	6,070	39,626	45,696

Other ABS	9,447	15,544	0	24,991

Total	9,447	27,298	39,626	76,371

of which retained interests				49,299

2008 (CHF million)

Residential mortgage loans	0	892	0	892

CDO	0	5,897	38,439	44,336

Other ABS	10,594	15,429	0	26,023

Total	10,594	22,218	38,439	71,251

of which retained interests				45,048

The figures in the table above represent the total amounts of loans securitized by Credit Suisse that fall within the Basel II Securitization Framework and where the Group continues to retain at least some interests. As of the end of June 30, 2009 and December 31, 2008, the Group's economic interests in these securitizations were CHF 49.3 billion and CHF 45.0 billion, respectively.

Losses related to securitizations recognized during the period

		Traditional	Synthetic

end of	Sponsor	Other role	Other role	Total

6M09 (CHF million)

Residential mortgage loans	0	0	0	0

CDO	0	0	483	483

Other ABS	0	28	0	28

Total	0	28	483	511

2008 (CHF million)

Residential mortgage loans	0	3	0	3

CDO	0	510	1	511

Other ABS	76	41	0	117

Total	76	554	1	631

Impaired or past due assets securitized

			6M09			2008

	Traditional	Synthetic		Traditional	Synthetic

end of	Other role	Other role	Total	Other role	Other role	Total

Impaired or past due assets securitized (CHF million)

Residential mortgage loans	208	0	208	220	0	220

CDO	0	762	762	0	299	299

Other ABS	4,422	0	4,422	3,283	0	3,283

Total	4,630	762	5,392	3,503	299	3,802

Risk-weighted assets related to securitization exposures

		6M09		2008

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

Risk-weighted assets related to securitization exposures (CHF million)

RBA	21,943	2,981	18,409	2,583

SFA	29,656	4,042	28,937	3,826

Total	51,599	7,023	47,346	6,409

Risk-weighted assets related to securitization exposures in the RBA by rating grade

		6M09		2008

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

Risk-weighted assets related to securitization exposures in the RBA by rating grade (CHF million)

AAA	20,617	2,431	17,154	2,080

AA	290	39	392	56

A	307	52	213	68

BBB	182	170	121	105

BB	547	289	529	274

Total	21,943	2,981	18,409	2,583

Risk-weighted assets related to securitization exposures in the SFA by risk weight band

		6M09		2008

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

Risk-weighted assets related to securitization exposures in the SFA by risk weight band (CHF million)

0%-10%	26,144	1,940	26,825	2,010

11%-50%	2,294	547	893	340

51%-100%	255	152	231	137

101%-200%	943	1,330	975	1,294

>201%	20	73	13	45

Total	29,656	4,042	28,937	3,826

Deductions from eligible capital related to securitization exposures

				6M09				2008

end of	Credit enhancing interest only strips	[1]	Other exposures	Total	Credit enhancing interest only strips	[1]	Other exposures	Total

Deductions from eligible capital related to securitization exposures (CHF million)

Commercial mortgage loans	0		2	2	0		2	2

Residential mortgage loans	0		3	3	4		2	6

CDO	0		11	11	0		1	1

Other ABS	0		317	317	0		291	291

Total	0		333	333	4		296	300

1 Deducted 50% from tier 1 capital and 50% from tier 2 capital.

Securitization activity

		6M09		2008

in	Amount of loans securitized	Recognized gain/(loss) on sale	Amount of loans securitized	Recognized gain/(loss) on sale

Securitization activity (CHF million)

Residential mortgage loans	4,621	0	0	0

CDO - traditional	0	0	5,897	(4)

CDO - synthetic	2,395	0	32,054	0

Total	7,016	0	37,951	(4)

6. Market risk
The majority of market risk is managed under the IMA approach. For further information on market risk, including information on risk measurement and VaR refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 116 to 120) in the Credit Suisse Annual Report 2008. In addition, details on risk-weighted assets for market risk under the standardized approach, a description of the valuation process and details on the hedge funds capital add-on are included below.

Valuation process
The Basel II capital adequacy framework and FINMA circular 2008/20 provide guidance for systems and controls, valuation methodologies and valuation adjustments and reserves to provide prudent and reliable valuation estimates.

Financial instruments in the trading book are carried at fair value. The fair value of the majority of these financial instruments is marked to market based on quoted prices in active markets or observable inputs. Additionally, the Group holds financial instruments which are marked to models where the determination of fair values requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument.

Control processes are applied to ensure that the reported fair values of the financial instruments, including those derived from pricing models, are appropriate and determined on a reasonable basis. These control processes include approval of new instruments, timely review of profit and loss, risk monitoring, price verification procedures and validation of models used to estimate the fair value. These functions are managed by senior management and personnel with relevant expertise, independent of the trading and investment functions.

In particular, the price verification function is performed by Product Control, independent from the trading and investment functions, reporting directly to the Chief Financial Officer, a member of the Executive Board.

The valuation process is governed by separate policies and procedures. To arrive at fair values, the following type of valuation adjustments are typically considered and regularly assessed for appropriateness: model, parameter, credit and exit-risk-related adjustments.

Management believes it complies with the relevant valuation guidance and that the estimates and assumptions used in valuation of financial instruments are prudent, reasonable and consistently applied.
For further information on fair value, refer to II – Operating and financial review – Core Results – Fair valuations (pages 51 to 54) and – Critical Accounting estimates – Fair value (page 89) and Note 33 – Financial Instruments in V – Consolidated financial statements – Credit Suisse Group (pages 262 to 272) in the Credit Suisse Annual Report 2008.

Hedge funds
In 2008, FINMA introduced a stress-test-based capital add-on for hedge fund positions for Swiss banks using the IMA for trading book market risk. The capital add-on is based on the outcome of a series of stress tests taking into account the degree of diversification in the portfolio. These positions are also included in our VaR model, and the overall FINMA capital charge is the sum of the stress test add-on and the VaR.

Risk-weighted assets for market risk under the standardized approach

end of	6M09	2008

Risk-weighted assets for market risk under the standardized approach (CHF million)

Interest rate risk	115	139

Equity position risk	155	86

Foreign exchange risk	363	1,361

Precious metals risk	9	0

Commodity risk	90	179

Total	732	1,765

7. Operational risk
For information on operational risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 132 to 133) in the Credit Suisse Annual Report 2008.
8. Equity securities in the banking book
Overview
The classification of our equity securities into trading book and banking book is made for regulatory reporting purposes. The banking book includes all items that are not classified in the trading book.

Most of our equity securities in the banking book are classified as investment securities whereas the remaining part is classified as trading assets.
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach based on the equity sub-asset type.
The numbers below are derived from the financial statements and differ from the numbers used for capital adequacy purposes. The main differences are the scope of consolidation (deconsolidation of private equity investments for capital adequacy purposes as we do not have a significant economic interest) and regulatory approaches such as the net-long calculation and the look-through approach on certain equity securities.

Risk measurement and management
Our banking book equity portfolio includes positions in hedge funds, private equity and other instruments that may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations.

For further information on risk measurement and management of our banking portfolios, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (page 120) in the Credit Suisse Annual Report 2008.

Valuation and accounting policies of equity holdings in the banking book
For information on valuation and accounting policies of investment securities and trading assets, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group (pages 193 to 195) in the Credit Suisse Annual Report 2008.

Equity securities in the banking book

			6M09			2008

end of	Publicly traded	Privately held	Total	Publicly traded	Privately held	Total

Equity securities in the banking book (CHF million)

Balance sheet value of investments	1,547	26,462	28,009	1,629	27,805	29,434

Fair value of the investments	1,547	26,462	28,009	1,629	27,805	29,434

Realized gains/(losses)	130	191	321	45	1,332	1,377

Unrealized gains/(losses) [1]	6	0	6	3	0	3

Regulatory exposures	–	–	5,329	–	–	5,979

1 Represents unrealized gains/(losses) on equity securities available-for-sale that are recognized in the balance sheet but not in the statement of operations.

9. Interest rate risk in the banking book
Overview
We have systems and controls in place to manage interest rate risk in the banking book. Risk sensitivity figures are provided for the impact of a one basis point change in interest rates, which is one of the primary ways in which these risks are assessed for internal risk management purposes. In addition, we confirm that the economic impacts of an adverse parallel shift in interest rates of 200 basis points and a statistical 1 year, 99% confidence adverse change in yield curves are significantly below the threshold of 20% of eligible regulatory capital used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk. Given our low levels of interest rate risk in the banking book, we do not have any regulatory requirement to hold capital against this risk, nor do we expect that the regulators will apply such a requirement in the future.

Management strategy and process
The interest rate risk exposures in our non-trading portfolios arise from a number of sources, including funding maturity mismatches, money market activities, long-term debt issuance, liquidity holdings, equity investment strategy and exposures to credit spreads.

Most material non-trading interest rate risk arises from the financial intermediation activities of the Private Banking division, resulting in non-trading directional interest rate risk embedded in the balance sheet. Those risks are transferred from the originating businesses to Treasury. Treasury then manages the risk position centrally within approved limits using hedging instruments such as interest rate swaps.

While the risks associated with fixed maturity transactions are transferred to Treasury by individual back-to-back transactions, certain products such as variable rate mortgages or savings deposits cannot be transferred in this way as those products do not have direct market-linked interest rates or contractual maturities. The interest rate risk associated with these products, referred to as non-maturing products, is estimated using the methodology of replicating portfolios and transferred to Treasury on a pooled basis. Based on the past behavior of interest rates and volume changes, this methodology assigns the position balance associated with a non-maturing banking product to several time bands. The methodology is based, where possible, on the principle of finding a stable relationship between the changes of client rates of the non-maturing product and an underlying investment portfolio. Where this is not possible, the maturity of the product is assessed based on volume stability only. These schedules can then be used to evaluate the product's interest rate sensitivity. The structure and parameters of the replicating portfolios are reviewed periodically to ensure continued relevance of the portfolios in light of changing market conditions and client behavior. The methodology, maximum tenor and allocation of tranches in the replicating portfolios are ratified by the RPSC.

Interest rate risk also arises from the foreign exchange and interest rate positioning strategy with respect to our equity balance. The respective allocation strategy is defined by the CARMC and implemented by Treasury.

While the majority of our non-trading interest rate risk resides with Treasury or arises in conjunction with the interest rate positioning of our equity balance, some branches, subsidiaries and businesses also take on non-trading interest rate risk, which is managed within approved limits.

Risk measurement
The risks associated with the non-trading interest rate-sensitive portfolios are measured, monitored and limited using a range of tools, including the following key measures:
– Interest rate sensitivity (DV01): Expresses the impact of a one basis point (0.01%) parallel increase in interest rates on a portfolio's fair value. DV01 represents a transparent and intuitive (non-statistical) indicator of outright directional interest rate risk.

– Value-at-risk (VaR): Statistical indicator of the potential fair value loss, taking into account the probability of interest rate movements and observed correlations across yield curve tenors and currencies. In addition, VaR takes into account yield curve risk, spread and basis risks, as well as foreign exchange and equity risk. VaR is calibrated to a 10-day holding period with a 99% confidence level and calculated using the historical simulation approach.

– Economic capital: Similar to VaR, economic capital represents a statistical risk indicator, taking into account market risks and other sources of risk, including counterparty exposure. Economic capital is calibrated to a 1-year holding period with a 99% confidence level.

– Economic value scenario analysis: Expresses the impact of a severe instantaneous change in interest rates on a portfolio's fair value. In particular, we assess compliance with regulatory requirements regarding appropriate levels of non-trading interest rate risk by estimating the economic impact of adverse 200 basis point parallel moves in yield curves and adverse interest rate moves calibrated to a 1-year holding period with a 99% confidence level and then relating those impacts to the total eligible regulatory capital. This analysis is performed for the Group and our major legal entities, including the Bank, on a monthly basis.

The measures listed above focus on the loss potential on a fair value basis taking into account the present value of all future cash flows associated with the current positions. Since non-trading books are not marked-to-market through earnings, the related accrual accounting impacts generally differ from the fair value impacts. In order to assess the risk profile in a manner consistent with the accounting basis, we periodically perform risk calculations of net interest income.

Risk profile
The following table shows the impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive banking book positions as of the end of 6M09 and 2008.
Impact of one basis point parallel increase of the yield curves

end of	6M09	2008

Impact of one basis point parallel increase of the yield curves (CHF million)

CHF	0.6	(0.4)

EUR	0.4	0.1

GBP	0.2	0.0

USD	6.9	5.5

Other	0.0	0.1

Total impact on the fair value of interest rate-sensitive banking book positions	8.1	5.3

This risk is monitored on a daily basis. The monthly analysis of the potential impact resulting from a significant change in yield curves indicates that as of the end of 6M09 and 2008, the fair value impact of an adverse 200 basis point move in yield curves and adverse interest rate moves calibrated to a 1-year holding period with a 99% confidence level in relation to the total eligible regulatory capital, was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk. This was true for the Group and all legal entities covered in the assessment process, including the Bank.

List of abbreviations
A

ABCP	Asset-backed commercial paper

ABS	Asset-backed securities

A-IRB	Advanced Internal Ratings-Based Approach

AMA	Advanced Measurement Approach

B

BIA	Basic Indicator Approach

BIS	Bank for International Settlements

C

CARMC	Capital Allocation & Risk Management Committee

CCF	Credit Conversion Factor

CRM	Credit Risk Management

D

DLE	Derivative Loan Equivalent

E

EAD	Exposure at Default

F

FINMA	Swiss Financial Market Supervisory Authority FINMA

I

IAA	Internal Assessment Approach

IMA	Internal Models Approach

IRB	Internal Ratings-Based Approach

L

LGD	Loss Given Default

M

MDB	Multilateral Development Banks

O

OTC	Over-the-counter

P

PD	Probability of Default

Q

QSPEs	Qualified special purpose entities

R

RBA	Ratings-Based Approach

RPSC	Risk Processes and Standards Committee

S

SFA	Supervisory Formula Approach

SRW	Supervisory Risk Weights Approach

U

US GAAP	Accounting principles generally accepted in the US

V

VaR	Value-at-Risk

VIEs	Variable interest entities

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com